[Cendant Logo]


                                            February 24, 1998



Dear [American Bankers Board member]

While you have indicated that the restrictive nature of the AIG contract with American Bankers bars you from communicating with us, we also note that your 14D-9 filing indicated that you lacked certain information about our company. Accordingly, we are enclosing several documents, including analyst reports and financial information, about Cendant and its senior management, which we believe should be of interest to you. We would also like to share with you some key facts about Cendant:

    o Cendant is the world's premier provider of consumer and business services. Its brands include such well-known names as Century 21, Avis, AutoVantage, Ramada, Travelers Advantage and Resort Condominiums International, to name just a few.

    o We have been accorded an investment grade rating of "A" by three separate rating agencies, a higher rating than that of American Bankers.

    o As recently as February 10, 1998, Goldman Sachs, AIG's own financial advisor, lauded Cendant for creating "one of the best business models we have come across." (Copy enclosed) Goldman Sachs' analyst also stated, "Cendant is a cash flow machine..." (In reports dated January 22, 1998 and February 5, 1998)

    o We are one of the very few companies (others include Disney, Intel, and Microsoft) which have a market value greater than $20 billion and annual growth in earnings of more than 20 percent.

    o We have been approved in another transaction by the insurance commissions of New York and Colorado to own insurance companies domiciled there and have been licensed to operate various other businesses.


Cendant's goal for American Bankers is to maximize its growth potential on a sound financial basis as a member of the world's premier direct marketing company. Considerable benefits would result from combining the marketing strengths of Cendant and American Bankers. Cendant would provide formidable distribution channels for the sale of American Bankers products and utilize American Bankers' distribution channel for Cendant's broad array of products and services.

We are asking you both to keep an open mind and to recognize that you owe a fiduciary duty to your shareholders. We believe that if you objectively consider the facts, you'll realize that we would make an excellent partner for American Bankers, an even better partner than AIG -- and certainly the superior choice for shareholders. We are committed to maintaining American Bankers' headquarters in Miami and keeping your employees. We have strong financial credentials, and we have included research reports from both your financial advisor and AIG's financial advisor which attest to the value of and outlook for Cendant.

We feel it is important to point out that YOU ARE UNDER NO OBLIGATION TO ADJOURN OR POSTPONE YOUR SHAREHOLDER MEETINGS. In fact, doing so, especially in light of the significant discrepancy in price between the two offers, will simply prolong a disadvantageous position for your shareholders. Let us assure you that we are serious about this transaction. WE REMAIN EAGER TO DISCUSS A TRANSACTION WITH YOU AND WE WOULD BE HAPPY TO MEET WITH YOU AT ANY TIME
SUCH MEETING IS LEGALLY PERMISSIBLE.

Please feel free to contact Walter Forbes at (203) 965-5118 or Henry Silverman at (212) 421-6080 at any time.


                                       Sincerely,

          /s/ Walter A. Forbes         /s/ Henry R. Silverman
              ---------------------        --------------------
              Walter A. Forbes             Henry R. Silverman
              Chairman                     President and Chief Executive Officer